Delisting Determination,The Nasdaq Stock Market, LLC, March 6, 2007, FamilyMeds Group, Inc. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of FamilyMeds Group, Inc.(the Company), effective at the opening of business on March 16, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(02). The
Company was notified of Staffs determination on October
6, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(02). The Company was notified of the Panels decision on January 16, 2007 and trading in the Companys securities was suspended on January 18, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The
Panels Determination to delist the Company became final on March 2, 2007.